SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                Capital Realty Investors - I Limited Partnership
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  MAY 22, 2001
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



-----------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

         CUSIP No. Not Applicable           13D               Page 2 of 11



1.       NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

         Equity Resources Group, Incorporated  I.R.S.# 04-2723870
         Equity Resource Fund XV Limited Partnership  I.R.S.# 04-3182947
         Equity Resource Fund XVI Limited Partnership  I.R.S.# 04-3223091
         Equity Resource Bay Fund Limited Partnership  I.R.S.# 04-3293645
         Equity Resource Lexington Fund Limited Partnership  I.R.S. # 04-3526768
         Mark S. Thompson
         Eggert Dagbjartsson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                          (A)  [x]
                                                          (B)
3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                 WC $28,028.20

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Equity Resources Group, Incorporated is a Massachusetts corporation.

         Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.
         Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.
         Equity Resource Bay Fund Limited Partnership is a Massachusetts limited partnership.
         Equity Resource Lexington Fund Limited Partnership is a Massachusetts limited parternship
         Mark S. Thompson is a United States citizen.
         Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.       SOLE VOTING POWER

         None.

         CUSIP No. Not Applicable           13D               Page 3 of 11


8.       SHARED VOTING POWER

         105 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

         145 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

         192 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Bay Fund General Partners"). Voting power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         958.66 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson is the general partner (the "Lexington Fund General Partner"). Voting Power with the respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.


         See Item 2 below for other required information.

9.       SOLE DISPOSITIVE POWER

         None.

10.      SHARED DISPOSITIVE POWER

         105 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

         145 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to

         CUSIP No. Not Applicable           13D               Page 4 of 11


         such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

         192 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         958.66 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

         See Item 2 below for other required information.

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         105 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

         145 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

         192 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         958.66 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

         See Item 2 below for other required information.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .42% are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

         CUSIP No. Not Applicable           13D               Page 5 of 11


         .58% are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

         .77% are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         3.86% are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

         See Item 2 below for other required information.

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         Equity Resources Group, Incorporated                     CO
         Equity Resource Fund XV Limited Partnership              PN
         Equity Resource Fund XVI Limited Partnership             PN
         Equity Resource Bay Fund Limited Partnership             PN
         Equity Resource Lexington Fund Limited Partnership       PN
         Mark S. Thompson                                         IN
         Eggert Dagbjartsson                                      IN

Item 1.  Security and Issuer

         This statement relates to certain limited partnership units (the "Units") of Capital Realty Investors - I Limited Partnership, a Maryland limited partnership with its principal executive office at 11200 Rockville Pike, 5th Floor, Rockville, MD 20852.

Item 2.  Identity and Background.

         (a) The names of the persons filing this statement are Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Lexington Fund Limited Partnership, (the "Limited Partnerships"), Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson, and Eggert Dagbjartsson (collectively, the "Reporting Persons"). Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership. Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Bay Fund Limited Partnership. Eggert Dagbjartsson is the general partner of Equity Resource Lexington Fund Limited Partnership. This statement on Schedule 13D is filed on behalf of all such reporting persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson,

         CUSIP No. Not Applicable           13D               Page 6 of 11


President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

         (b) The business address of each of Equity Resource Bay Fund limited partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Lexington Fund Limited Partnership, Equity Resources Group, Incorporated, Eggert Dagbjartsson and Mark S. Thompson, is 14 Story Street, Cambridge, Massachusetts 02138.

         (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

         (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Limited Partnerships is a Massachusetts limited partnership. Mark S. Thompson and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

         Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Lexington Fund Limited Partnership, purchased the Units hereby reported for an aggregate of $28,020.00 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4.  Purpose of Transaction.

         Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Lexington Fund Limited Partnership acquired the Units for investment purposes. Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Bay Fund Limited Partnership or Equity Resource Lexington Fund Limited Partnership, or certain of their affiliates, may in the future seek to acquire additional Units for investment purposes.

         CUSIP No. Not Applicable           13D               Page 7 of 11


Except as set forth in the preceding sentence, none of such limited partnerships, or any of the reporting persons, has any present plans or proposals that relate to or would result in any of the actions described in
Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Lexington Fund Limited Partnership, beneficially own an aggregate of 1400.66 Units, representing 5.64% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 5.64% because of rounding done pursuant to the instructions to Schedule 13D).

         (b) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Lexington Fund Limited Partnership, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 1400.66 Units referred to in Item 5(a). See Item 2 above for other required information.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
                  to Securities of the Issuer.

                  None.

Item 7. Material to be Filed as Exhibits.

                  Exhibit 7.1 Agreement dated as of May 22, 2001 between each of the Reporting Persons with respect to the filing of this statement on Schedule 13D.

         CUSIP No. Not Applicable           13D               Page 8 of 11


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


             May 22, 2001                               May 22, 2001
                (Date)                                      (Date)

						/s/ Eggert Dagbjartsson
EQUITY RESOURCES GROUP,                       _________________________________
INCORPORATED                                  Eggert Dagbjartsson, individually

     /s/ Eggert Dagbjartsson 			/s/ Mark S. Thompson
By:______________________________             _________________________________
   Eggert Dagbjartsson                        Mark S. Thompson, individually
   Executive Vice President

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By:  EQUITY RESOURCES GROUP,
     INCORPORATED, as general partner

	  /s/ Eggert Dagbjartsson
     By: ________________________
        Eggert Dagbjartsson
        Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By:  EQUITY RESOURCES GROUP,
     INCORPORATED, as general partner

	 /s/ Eggert Dagbjartsson
     By:_________________________
        Eggert Dagbjartsson
        Executive Vice President

EQUITY RESOURCE BAY FUND LIMITED
PARTNERSHIP

     /s/ Eggert Dagbjartsson
By:______________________________
   Eggert Dagbjartsson, as general partner

         CUSIP No. Not Applicable           13D               Page 9 of 11


EQUITY RESOURCE LEXINGTON FUND
LIMITED PARTNERSHIP

     /s/ Eggert Dagbjartsson
By:______________________________
   Eggert Dagbjartsson, as general partner

         CUSIP No. Not Applicable           13D               Page 10 of 11

                                                                    EXHIBIT 7.1
                                   AGREEMENT


         This Agreement, dated as of May 22, 2001, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

         Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 140.66 units (the "Units") of limited partnership interest in Capital Realty Investors - I Limited Partnership, a Maryland limited partnership, held by Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership,. Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexintgon Fund Limited Partnership, as the case may be.

         Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

         Executed and delivered as of the date first above written.



EQUITY RESOURCES GROUP,
INCORPORATED

     /s/ Eggert Dagbjartsson 			/s/ Eggert Dagbjartsson
By:______________________________           _________________________________
     Eggert Dagbjartsson                    Eggert Dagbjartsson, individually
     Executive Vice President

						/s/ Mark S. Thompson
	                                    _________________________________
                                            Mark S. Thompson, individually

EQUITY RESOURCE BAY FUND LIMITED
PARTNERSHIP

	/s/ Eggert Dagbjartsson
By:______________________________
   Eggert Dagbjartsson, as general partner

         CUSIP No. Not Applicable           13D               Page 11 of 11


EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

	/s/ Eggert Dagbjartsson
    By:__________________________
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

	/s/ Eggert Dagbjartsson
    By:__________________________
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE LEXINTON FUND
LIMITED PARTNERSHIP

	/s/ Eggert Dagbjartsson
By:______________________________
   Eggert Dagbjartsson, as general partner